

07002787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-35355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 2007 WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kolesar 404-724-3389

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SunTrust Investment Services, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2006

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedule
For the Year Ended December 31, 2006

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kolesar 404-724-3389

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*.

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Kolesar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc. , as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Albert Kolesar
Signature

Chief Financial Officer
Title

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As of December 31, 2006

ASSETS		
Cash and cash equivalents	$	84,829,162
Cash segregated under Federal and other regulations		18,631
Securities owned		9,968,790
Commissions receivable		5,727,519
Premises and equipment, net of accumulated depreciation of 5,610,344		3,084,238
Goodwill		42,706,365
Other intangible assets		1,903,979
Other assets		14,157,965
Total Assets	$	162,396,649
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accrued compensation & benefits	$	11,873,459
Accrued expenses other		439,068
Income taxes payable to Parent		2,265,834
Intercompany payable		4,339,293
Other liabilities		175,290
Total Liabilities		19,092,944
Commitments and Contengencies (Note 6)		-
Shareholder's Equity:		
Common stock, $1 par value: 2,000,000 shares authorized; 52,125 shared issued and outstanding		52,125
Additional paid-in capital		91,657,273
Retained earnings		51,594,307
Total Shareholder's Equity		143,303,705
Total Liabilities And Shareholder's Equity	$	162,396,649

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2006

REVENUES:	
Commissions	213,165,566
Secondary trading gains, net of losses	18,883,293
Investment management income	19,604,949
Interest	2,575,940
	254,229,748
EXPENSES:	
Compensation and benefits	152,199,092
Occupancy, furniture and equipment	1,860,048
Legal, consulting, and examination fees	3,132,666
Office expense	1,427,025
Computer services	9,042,862
Clearing expenses	17,072,106
Other expense	3,665,195
Expense to affiliates	21,189,761
	209,588,755
INCOME BEFORE TAXES	44,640,993
INCOME TAX EXPENSE	(16,772,596)
NET INCOME	$ 27,868,397

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, December 31, 2005	$ 52,125	$ 92,186,186	$ 35,725,910	$ 127,964,221
Distribution to Parent			(12,000,000)	(12,000,000)
Return of capital to Parent		(528,913)		(528,913)
Net Income	-	-	27,868,397	27,868,397
BALANCE, December 31, 2006	$ 52,125	$ 91,657,273	$ 51,594,307	$ 143,303,705

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	27,868,397
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		867,159
Deferred tax benefit		(2,905,078)
Changes in operating assets and liabilities:		
Investment securities		4,848,007
Receivable from affiliate		4,954,027
Commissions receivable		(404,309)
Other Intangible Assets		507,727
Other assets		6,876,782
Accrued Compensation and benefits		754,041
Accrued expenses other		(193,524)
Income Taxes Payable		4,460,018
Intercompany Payable		4,339,293
Other Liabilities		(85,665)
Net cash from operating activities		51,886,875
Cash flows from investing activities:		
Purchases of premises and equipment		(595,558)
Net cash used in investing activities		(595,558)
Cash flows from financing activities:		
Cash distribution to Parent		(12,000,000)
Net cash used in financing activities		(12,000,000)
Net change in cash and equivalents:		39,291,317
Cash and cash equivalents, beginning of year:		45,537,845
Cash and cash equivalents, end of year:	$	84,829,162
Supplemental cash flow information:		
Cash paid for income taxes to Parent		16,940,391
Non-cash supplemental cash flow information:		
Return of capital to Parent		(528,913)

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the "Company" or "STIS") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank, which is a subsidiary of SunTrust Banks Holding Company that provides deposit, credit, trust and investment services.

2. Summary Of Significant Accounting Policies

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of advisory fees, which are recorded as investment management income, and commissions and other fees, which are included in commissions in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with unrealized gains and losses recognized currently in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Cash & Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $150,064 at December 31, 2006.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FAS 109 "Accounting for Income Taxes". FIN 48 provides a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As such, FIN 48 is not applicable to the current reporting period and will not have a material impact on the STIS financial statements.

Goodwill

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of goodwill prior to December 31, 2006, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

3. Net Capital Requirements

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2006, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2006, the Company had net capital, as defined, of $75,154,287, which was $73,882,116 in excess of the required net capital of $1,272,171. The Company's ratio of aggregate indebtedness to net capital was 0.25:1 at December 31, 2006, which is below the 15:1 maximum allowed.

4. Customer Reserve Exemption

At December 31, 2006, the Company qualified for exemption, as provided in Rule 15c3-3, Subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. Related-Party Transactions

During the period ended December 31, 2006, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2006 are:

Cash and cash equivalents	$	21,311,057
Cash segregated under Federal and other regulations		18,631
Income taxes payable to Parent		2,265,834
Pension payable		4,339,293
Capital Markets Income		2,548,967
Intercompany other income		1,920,690
Procurement Services expense		78,611
Corporate Services expense		21,111,150

6. Commitments And Contingencies

The Company leases certain office facilities under non-cancelable leases that expire through 2011, some of which have stated rate increases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

(in thousands)

2007	$	359
2008		263
2009		270
2010		277
2011		140
Thereafter		-
Total minimum lease payments	$	1,309

Rental expense for the year ended December 31, 2006 was $743,126.

7. Guarantees To Third Parties

The Company uses a common third party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2006, the Company experienced no net losses as a result of the indemnity.

8. Fair Values Of Financial Instruments

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2006.

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were $13,791,177 and $80,404,289, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan ("Stock Plan") under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price which is no less than the fair market value of a share of SunTrust common stock on the grant date and may be either tax-qualified incentive stock options or non-qualified stock options. Stock options typically vest over three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of

the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but expect differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair value of options granted during 2006 were $16.41 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2006	
Expected dividend yield	3.18 %
Expected stock price volatility	25.64
Risk-free interest rate (weighted average)	4 .51
Expected life of options	6 years

The Parent allocates Stock Option and Restricted Stock Option expense to the Company. The Company's stock option and restricted stock expense for 2006 was approximately $317,914 and $377,440, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2006, there was approximately $1.9 million of unrecognized stock-based compensation expense related to nonvested stock.

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. Payments to tax authorities are made by the Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

(in thousands)

	Current	Deferred	Total
Federal	$ 15,195	$ (522)	$ 14,673
State	2,158	(59)	2,099
	$ 17,353	$ (581)	$ 16,772

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

		(in thousands)
Expected income tax expense at U.S. statutory rate	$	15,624
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects		1,364
Other, net		(216)
Income tax expense	$	16,772

11. Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its business and operations.

SunTrust Investment Services, Inc.

Schedule I

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2006

NET CAPITAL:		
Total Shareholder's Equity		$ 143,303,705
Deductions:		
Non-Allowable Assets:		
Premises and equipment	$ 3,084,238	
Receivable from affiliate		
Commissions Receivable	4,858,584	
Goodwill	42,706,365	
Other intangible assets	1,903,979	
Other assets	14,157,965	
Total Non-Allowable Assets		$ (66,711,131)
Other Deductions: Bond Deductible in Excess		-
Tentative Net Capital		76,592,574
Less: Haircuts		
U.S. Treasuries	$ 150,603	
Other Securities	1,287,684	
Total Haircuts		(1,438,287)
NET CAPITAL		$ 75,154,287
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued liabilities		$ 16,816,737
Income taxes payable		2,265,834
TOTAL AGGREGATE INDEBTEDNESS		$ 19,082,571
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		25.39%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (1)		$ 1,272,171
Minimum dollar net capital required (2)		$ 250,000
Net Capital Requirement (greater of (1) or (2) above)		$ 1,272,171
Excess net capital over net capital requirement		$ 73,882,116
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 73,246,030

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2006, filed on February 26, 2007.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.:

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007


END